MUSTANG MINERALS CORP.
65 Queen Street West, Suite 302
Toronto, Ontario M5H 2M5

PRIVATE & CONFIDENTIAL

September 9, 2002

MOSQUITO CONSOLIDATED GOLD MINES LTD.
301.455 Granville Street
Vancouver B.C.
V6C 1 T1

Attention: Patrick Bronson, President & Chief Executive Officer

Dear Sir:

Re: Purchase of 1330275 Ontario Limited

This letter will set forth our agreement (the "Agreement") with respect to the purchase by you ("Mosquito") of all of the issued and outstanding shares of 1330275 Ontario Limited (the "Corporation") from Mustang Minerals Corp. ("Mustang").

1.
On and subject to the terms and conditions in this Letter Agreement, Mosquito hereby agrees to purchase and Mustang agrees to sell an aggregate of 264,200 common shares representing all ofthe common shares of the Corporation (the "Purchased Shares") for an aggregate purchase price of CDN $60,000.

2.
The purchase price shall be satisfied by the payment of $2,500 in cash payable on closing, $37,500 in cash payable by December 31, 2003 and the issuance on Closing ( as defined below ) to Mustang of an aggregate of 200,000 common shares of Mosquito issuable as follows:

(a)	200,000 common shares on the Closing;

3.	Mustang represents and warrants to Mosquito as follows:

(a)
the Corporation has been duly incorporated and organized under the laws of the Province of Ontario and is a validly subsisting corporation in good standing in all jurisdictions where it carries on business and has all power, capacities, licences, franchises, permits and rights required in order for it to carry on its business in the manner in which it is conducted at present and to own its property and is not in arrears in filing any tax or other returns required to be filed by it;

(b)	the Corporation is authorized to issue an unlimited number of common shares of which 264,200 common shares are currently issued and outstanding as fully paid and non-assessable shares; and

(c)
Mustang is the lawful, legal and beneficial owner of all of the issued and outstanding common shares of the Corporation free and clear of all liens, charges and all encumbrances and shall on the closing pursuant to the terms of this Letter Agreement, transfer the shares to Mosquito, free and clear of all liens, charges or encumbrances;

(d)
the Corporation has no outstanding liabilities, contingent or otherwise, save and except for liabilities arising out of the Property Agreement dated as of March 15, 1996 between the Gustafson Holdings Ltd. and AMT Resources Ltd., as amended by an amending agreement dated February 25, 1999 between Ami Gustafson, Elaine Gustafson, Gustafson Holdings Ltd. and the Corporation (collectively, the "Property Agreement");

(e)	the Corporation is in compliance with all of the obligations under the Property Agreement and the Property Agreement is currently in good standing and in full force and effect;

(f)
the Corporation is not at the present time a party to any action, suit or other legal proceedings, actual or threaten and there are no circumstances, matter or thing known to Mustang which might give rise to any such actions, suit or other legal proceedings or any governmental investigation relative to the Corporation, its properties or business;

(g)
Mustang and the Corporation are not a party to, bound by or affected by or subject to any indenture, mortgage, lease, agreement, instrument, order, judgement, decree or law which would be violated, contravened or breached by or under which any default would occur as a result of the execution of this Letter Agreement or the performance by Mustang or the Corporation of any of the terms hereof; and

(h)	Mustang is not a non-resident of Canada for the purposes of Income Tax Act (Canada).

4.	Mosquito hereby represents and warrants to Mustang as follows:

(a)	Mosquito is a corporation incorporated and validly subsisting under the laws of Ontario;

(b)
Mosquito is a reporting issuer in good standing within the meaning of the Securities Act (Ontario), the Securities Act (British Columbia) and the Securities Act (Alberta) (the "Securities Acts"), and is in compliance with all material filing and reporting requirements of the Securities Acts;

(c)	the common shares of the Corporation are listed for trading on the TSX Venture Exchange and Mosquito is not in default of any requirement of the TSX Venture Exchange; and

(d)
there are no actions, suits, proceedings or investigations, whether on behalf of or against Mosquito pending, or to the knowledge of Mosquito threatened against or affecting Mosquito, at law or in equity, before or by any federal, provincial or municipal, state or bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect Mosquito or the condition of Mosquito, or which questions the validity of the issuance and sale, as fully paid and non-assessable, of all or any securities of Mosquito, or any action taken or to be taken by Mosquito pursuant to or in conjunction with this Letter Agreement.

5.	The Closing of this Letter Agreement is subject to the performance and/or fulfillment of all of the following, namely:

(a)
the representations and warranties made by each of Mustang and Mosquito in this Letter Agreement shall be true and accurate in all material respects as at the Closing as if made on and as of the date of Closing;

(b)	Mustang shall have delivered to Mosquito the certificates representing the Purchased Shares duly endorsed for transfer in order to fully in effect the transfer of ownership of the Purchased Shares;

(c)
Mosquito shall deliver to Mustang (in the form satisfactory to Mustang's counsel) an indemnity pursuant to which Mosquito agrees to indemnify Mustang from and against all losses or damages suffered by Mustang in the event that the mining claims related to the arising out of or in respect of the Property Agreement are lost due to the failure of the Corporation to comply with its obligations under the Property Agreement after the Closing;

(d)	Mosquito shall have obtained all necessary approvals, if any, from securities regulatory authorities having jurisdiction; and

(e)	Mustang and Mosquito shall have obtained the approval of their respective boards of directors.

6.	The parties covenant and agree as follows:

(a)	Mosquito shall apply to the TSX Venture Exchange for approval of the transaction contemplated in this Letter Agreement within five (5) business days from the date of signing this Letter Agreement; and

(b)	Mustang shall cause all of the directors and officers of the Corporation to resign as of Closing and Mosquito shall appoint new directors and officers on such date.

7.
The completion of the purchase transaction contemplated herein shall take place at the offices of McLean & Kerr LLP, Suite 2800, 130 Adelaide Street West, Toronto, Ontario or at such other place as may be agreed to by the parties hereto on the 1 st day of October, 2002 or such other time and day as may be agreed to (the "Closing").

8.
1330275 and Mosquito grant Mustang Minerals Corp. or its permitted assignee a one half per cent (~%) Net Smelter Royalty (payable quarterly) on any production of gold or other precious metals produced from the property noted in the Property Agreement ( as amended).

9.
This Letter Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations, and discussions, whether written or oral, relating to the subject matter of this Letter Agreement. There are no conditions, covenants agreements, representations, warranties or other provisions, express or implied collateral, statutory or otherwise relating to the subject matter hereof except as provided in this Letter Agreement.

10.
The covenants, representations, and warranties of each of the parties set forth in this Letter Agreement shall not merge on the Closing but shall survive the completion of the transactions herein provided for and, notwithstanding such completion nor any investigation by a party, shall continue in full force and effect for the benefit of the other parties hereto in accordance with the terms hereof.

11.
This Letter Agreement may be amended or modified only by a written instrument executed by all of the parties hereto, or by their respective executors, administrators, legal representatives, successors and assigns.

12.	This Letter Agreement may not be assigned by any party hereto without the consent of the other party.

13.
All notices, requests, demands or other communications hereunder shall be in writing and shall be directions, given by delivering it or sending it by facsimile or other similar form of recorded communication addressed.

If to Mustang:

Mustang Minerals Corp.
65 Queen Street West
Suite 302
Toronto, Ontario
M5H 2M5

Attention: President

Telephone: (416) 955-4773
Facsimile: (416) 368-1539

If to the Mosquito:

Mosquito Consolidated Gold Mines Ltd.
301-455 Granville
Street Vancouver B.C.
V6C IT1

Attention: Patrick Bronson, President

Telephone: 604-689-7902
Facsimile: 604-689-7816

Any such communication shall be deemed to have been validly and effectively given when delivered in person or on the next business day following the date on which it shall have been transmitted by facsimile or similar means of recorded communication or mailed.

(c)	This Letter Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)
This Letter Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, nothing in this Letter Agreement, express or implied, being intended to confer upon any other person any rights or remedies hereunder.

(e)	Time shall be of the essence hereof.

(f)
Each of the parties hereto covenants and agrees that at any time and from time to time after the Closing such party will, upon the request of the other party do, execute, acknowledge and deliver all such further acts, documents and assurances as may be reasonably required for the better carrying out and performance of all of the terms of this Letter Agreement.

(g)	All costs and expenses incurred in connection with this Letter Agreement and the transaction contemplated hereby shall be paid by the party incurring such expenses.

(h)
No disclosure or announcement, public or otherwise, in respect of this Letter Agreement or the transactions contemplated herein will be made by any party hereto without the prior agreement of the other party as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other party, such disclosure as its counsel advises is required by any applicable legislation. The parties hereto will issue public notice of this transaction forthwith after the Closing.

(i)
This Letter Agreement may be executed in counterparts and delivered by facsimile transmission, each of which so executed and delivered shall be deemed to be an original and all of which collectively shall constitute one and the same instrument and executed facsimile copies shall be deemed for all purposes hereunder to be valid executed copies hereof.

If the foregoing terms and conditions are acceptable to you, please sign, date and deliver one copy to the undersigned, retaining one copy for your records.

Sincerely,

MUSTANG MINERALS CORP.

Per:
Robin Dunbar, President

Accepted and agreed to as of this _______________ day of September, 2002.

MOSQUITO CONSOLIDATED GOLD MINES LTD.

Per:

President